FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica changes its Management Structure	3

PRESS RELEASE

Julio Linares, new General Director of Coordination, Business Development and Synergies

TELEFÓNICA CHANGES ITS MANAGEMENT STRUCTURE TO MEET ITS NEW PROJECTS AND TARGETS

  Luis Lada, new Chairman of Telefónica de España

Madrid, 21 December 2005 – At today’s ordinary board meeting, Telefónica S.A.’s Board of Directors has approved the restructuring of the Company’s senior management in accordance with its projects and targets.

In recent months Telefónica has taken on a new multinational scope and has set itself clear integration and cultural targets. Both goals are based both on the performance of its businesses in Spain and Latin America and on recent operations carried out by the Group: the successful integration of the mobile operations acquired from BellSouth, the acquisition of Cesky Telecom and the projected incorporation of the British company O2 into the Group, with a significant presence in the UK, Germany and Ireland. Cooperation agreements signed with China Netcom also form part of this new approach.

Given the greater international projection and integrated business of the new Telefónica, the Group’s Chairman, César Alierta, has proposed a series of management mechanisms to the Board to address the company’s requirements in a global, integrated and competitive environment.

There are two basic targets behind this management reorganisation. First, obtaining positive results is a priority in each and every one of the business lines, whilst the second target is to maximise the leverage obtained from the Group’s scale, positioning and leadership. On the basis of these premises, Telefónica could maximise the value of its integrated management and continue to offer the best combination of growth and cash return in the sector the short-, medium- and long-term.

The changes to the organisational structure approved today are primarily based on the creation of a new General Management for Coordination, Business Development and Synergies, which will be in charge of carrying the Telefónica Group forward as a unique and integrated company with Julio Linares, as Chairman of Telefónica de España, at the helm.

The main objectives of this new division are as follows:

  Leverage all the possible benefits from Group synergies.

  Continue to transform the Group in an orderly and consistent manner, with the customer, commercial initiatives, operational excellence, innovation and talent management at the forefront.

  Group performance will be anticipated proactively by offering digital integrated communications solutions, and information and entertainment to all market segments.

In his new role Julio Linares will be in charge of the following areas: Strategy, Budgeting and Control (Alfonso Alonso), Commercial (Adrián García Nevado), Infrastructure and Information Systems (Vicente San Miguel), Purchasing, which includes Real Estate, Logistics and T-Gestiona (Alberto Horcajo) and Human Resources (Óscar Maraver).

Elsewhere in the company, the General Finances and Corporate Development division will be strengthened, headed by Santiago Fernández Valbuena, who from now on will oversee the General Finances division, Corporate Development (Ángel Vilá) and Subsidiaries and Associated Companies (Luis Blasco). The latter also includes TPI, Endemol, Atento, TSA, Telefé and Affiliated Companies

Luis Lada, who has been General Manager for Development, Planning and Regulation up until now, will become Chairman of Telefóncia de España. Antonio Viana-Baptista will remain at Telefónica Móviles and José María Álvarez Pallete at Telefónica Latinoamérica. Once the acquisition of O2 has been finalised, the company’s CEO, Peter Erskine, will retain his position at this division which will also include Cesky Telecom and Telefónica Deustchland.

All of these four units will continue to report to the Chairman along with the General Finances and Corporate Development unit and the newly created General Management for Coordination, Business Development and Synergies.

Legal Services (Juan Carlos Ros), Corporate Communications (Luis Abril), Internal Audit (Calixto Ríos) and Institutional Relations and Foundation (Javier Nadal), which includes Regulation and the Department for External Relations, will also report directly to the Chairman, as will the General Secretariat (Ramiro Sánchez de Lerín), who is also Secretary of the Board of Directors.

Lastly, the contribution from the General Manager for Commercial Development, Guillermo Fernández Vidal, will be modified. Instead of playing an executive role he will take on a professional and active function as Board Member of various Group business lines; Telefónica de España, TPI and Telefónica Móviles, amongst others.

TELEFONICA – ORGANIZATIONAL CHART

Telefónica
Executive Chairman
César Alierta
▪ General Secretariat: Ramiro Sánchez de Lerín
▪ Legal Services: Juan C. Ros
▪ Corporate Communications: Luis Abril
▪ Internal Audit: Calixto Ríos
▪ Institutional Relations and Foundation(7): Javier Nadal
Coordination, Business Development and Synergies (1)
Julio Linares
Strategy, Budgeting and Control
Alfonso Alonso
Commercial (2)
Adrián García Nevado
Infrastructures and Information Systems
Vicente San Miguel
Purchasing (3)
Alberto Horcajo
Human Resources
Oscar Maraver
O2 (4)
Peter Erskine
Telefónica Móviles
Antonio Viana
Telefónica de España (5)
Luis Lada
Telefónica Latam
José Mª Álvarez Pallete
Finances & Corporate Development
Santiago Fernández Valbuena
Finances
Santiago Fernández Valbuena
Corporate Development
Ángel Vila
Subsidiaries & Associated Companies (6)
Luis Blasco

(1) Also responsible of the Secretariats of the Executive and Directive Commites. Includes Telefónica I+D.
(2) Includes Terra Networks Asociadas.
(3) Includes Real Estate, Logistics and T-Gestiona.
(4) Pending the closing of the operation. Cesky Telecom and Telefónica Deutschland would report to this Unit.
(5) Includes Dirección General de Cataluña
(6) Includes TPI, Endemol, Atento, TSA, Telefé and Associated Companies.
(7) Includes Regulation and External Relations

Para más información / For further information
Dirección de Comunicación Corporativa	Tel: +34 91 584 09 20
Press Office	Fax: +34 91 532 71 18
Gran Vía, 28 - 3ª Planta	e-mail: prensa@telefonica.es
28013 - MADRID	http://www.telefonica.es/saladeprensa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 21st, 2005	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors